Filed by Trane Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934

Subject Company: Trane Inc.

Commission File No.: 1-11415

The following is information provided to Trane employees on May 1, 2008.

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Frederic M. Poses
Chairman and Chief Executive Officer

May 1, 2008

Dear colleagues:

Right now, the United States is going through a change that occurs on schedule every four years. We’re in the middle of a spirited campaign that will culminate with the election of a new president in November. This election could make history by bringing America its first woman or African-American president. But whichever of the three candidates wins, there will be a change in leadership for the U.S., and some changes will undoubtedly take place in the country. But the election won’t change the fundamental core of American democracy. We’ll be the same nation with new leadership.

That kind of continuity is never far from the surface when major change occurs within strong, healthy nations or strong, healthy companies. In that sense, the changes under way within Trane have some similarities to the changes promised by the U.S. presidential election campaign. In both cases, we know what’s going to change. We just don’t know the details. Experience and logic tell us that a new U.S. president won’t fundamentally change our lives. For Trane, change is not as regular as the U.S. election cycle. But new ownership won’t change the fundamentals of our business.

As you’ve seen in our recent organization announcements, we’ll have some leadership changes when Trane becomes part of Ingersoll Rand. But there will be important leadership continuity as well. The senior leaders from Trane who are becoming part of Ingersoll Rand are seasoned professionals, just like the senior leaders from Ingersoll Rand they’ll be joining. We’ve seen changes in leadership before and managed them effectively. That’s how good companies handle change, and that’s how we’ll handle our changes.

As I’ve said before, the vast majority of Trane people will be doing the same jobs they are doing now after our acquisition by Ingersoll Rand is finalized. Trane will continue to work to expand its industry leadership as part of a strong, large company.

Acquisition update

We’re working on obtaining U.S. Securities and Exchange Commission (SEC) approval of registration documents, which is the last step required before we schedule a shareowner vote on the planned acquisition. We don’t yet know the date of the shareowner vote or the exact acquisition completion date. But, I can tell you that the shareowner vote will occur about one month after completion of the SEC review process, and the completion of the acquisition will occur immediately after shareowner approval. When we know the exact date, we’ll let you know. Over the coming weeks, you’ll be learning more about our Day 1 plans, and we’ll continue to provide answers to your questions related to the Ingersoll Rand transition.

Business update

As we approach completion of the acquisition, we’ve stayed focused on serving our customers and delivering our business goals. The first-quarter results we announced Tuesday demonstrated the ability of Trane people to take care of business, undistracted by the pending change in ownership.

We all worked hard to deliver a good first quarter. Commercial sales remained strong, buoyed by growth in services and our global equipment sales. Residential sales felt the housing downturn in the U.S., but outpaced the difficult market. Overall, we increased sales by 6.5 percent compared with first quarter 2007. Unfortunately, the slowdown in economic growth hasn’t slowed down the rise in commodities prices, especially the metals and energy so important to our manufacturing processes. But our productivity and ability to obtain some higher pricing helped offset the commodity cost increases. It all added up to earnings that exceeded expectations.

For the remainder of the year, we expect slower growth in U.S. commercial equipment sales and continued difficult conditions in the residential market. On a positive note, we expect solid commercial equipment growth outside the U.S. and strong growth in global services. As a result of these factors, we lowered our sales growth projections for 2008, from 5-6 percent to 4-5 percent. Even with these lower sales expectations, we’re confident about our full-year earnings projections and reaffirmed the estimates provided in January. You can read all the details in Tuesday’s earnings news release.

Stepping back for a moment, we know that cyclical economic downturns are nothing new to us or anyone else. We’ve increased sales and earnings through difficult economies in the past, and we’re prepared to do it again. We’re always careful about spending and we’re going to be even more careful during the rest of the year.

Yet, we don’t intend to run for cover. We’ll continue to invest in the future of the business with new products and technology. We’ll create opportunities for growth by improving our offer to customers. That’s part of the creative approach to change that you make possible. It’s an approach that’s worked well through all kinds of change for Trane, and it will work just as well when Trane is part of Ingersoll Rand.

Thanks,

NOTE: The transaction is subject to a vote of the Trane Inc. (“Trane”) shareholders and requires registration of the shares of Ingersoll-Rand Company Limited (“Ingersoll Rand”) to be issued in the merger. Accordingly, written communications regarding the transaction may be deemed to be solicitations of proxies or an offering prospectus and require the following legends:

This document contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions and other statements including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of the management of Ingersoll Rand and Trane and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: failure to satisfy any of the conditions of closing, including the failure to obtain Trane shareholder approval; the risks that Ingersoll Rand’s and Trane’s businesses will not be integrated successfully; the risk that Ingersoll Rand and Trane will not realize estimated cost savings and synergies; costs relating to the proposed transaction; disruption from the transaction making it more difficult to maintain relationships with customers, employees, distributors or suppliers; the level of end market activity in Ingersoll Rand’s and Trane’s commercial and residential market; weather conditions that could negatively or positively affect business and results of operations; additional developments which may occur that could affect Ingersoll Rand’s or Trane’s estimate of asbestos liabilities and recoveries; unpredictable difficulties or delays in the development of new product technology; fluctuations in pricing of our products, the competitive environment and related market conditions; changes in law or different interpretations of laws that may affect Ingersoll Rand’s or Trane’s expected effective tax rate; increased regulation and related litigation; access to capital; and actions of domestic and foreign governments. Additional factors that could cause Ingersoll Rand’s and Trane’s results to differ materially from those described in the forward-looking statements can be found in the 2007 Annual Report on Form 10-K of Ingersoll Rand and the 2007 Annual Report on Form 10-K of Trane filed with the Securities and Exchange Commission (the “SEC”) and other documents filed by Ingersoll Rand and Trane, and available at the SEC’s Internet site (http://www.sec.gov). Neither Ingersoll Rand nor Trane undertakes any obligation to update any forward-looking statements to reflect circumstances or events that occur after the date on which such statements were made.

This communication is being made in respect of the proposed merger transaction involving Ingersoll Rand, Trane and Indian Merger Sub, Inc. In connection with the proposed transaction, Ingersoll Rand filed a registration statement on Form S-4 containing a preliminary proxy statement/prospectus for shareholders of Trane, with the SEC, and Ingersoll Rand and Trane will be filing other documents regarding the proposed transaction with the SEC as well. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE FINAL PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final proxy statement/prospectus will be mailed to Trane’s shareholders. Shareholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about Ingersoll Rand and Trane, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to Ingersoll-Rand Company Limited, P.O. Box 0445, 155 Chestnut Ridge Road, Montvale, NJ 07645 Attention: Investor Relations, (201) 573-0123, or to Trane Inc., One Centennial Avenue, Piscataway, NJ 08855 Attention: Investor Relations, (732) 980-6125.

Ingersoll Rand, Trane and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Ingersoll Rand’s directors and executive officers is available in Ingersoll Rand’s proxy statement for its 2008 annual meeting of stockholders and Ingersoll Rand’s 2007 Annual Report on Form 10-K, which were filed with the SEC on April 16, 2008 and February 29, 2008, respectively, and information regarding Trane’s directors and executive officers is available in Trane’s 2007 Annual Report on Form 10-K, which was filed with the SEC on February 20, 2008. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.